Exhibit 12.1
THE COCA-COLA COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended March 30, 2018	Year Ended December 31,
		2017	2016	2015	2014	2013
(In millions except ratio)
EARNINGS:
Income from continuing operations before income taxes	$1,833	$6,742	$8,136	$9,605	$9,325	$11,477
Fixed charges	245	902	804	931	569	553
Less:
Capitalized interest, net	(1)	(5)	(3)	(1)	(1)	(1)
Equity (income) loss — net of dividends	(43)	(628)	(449)	(122)	(371)	(201)
Adjusted earnings	$2,034	$7,011	$8,488	$10,413	$9,522	$11,828
FIXED CHARGES:
Gross interest incurred	$231	$846	$736	$857	$484	$464
Interest portion of rent expense	14	56	68	74	85	89
Total fixed charges	$245	$902	$804	$931	$569	$553
Ratio of earnings to fixed charges	8.3	7.8	10.6	11.2	16.7	21.4
As of March 30, 2018, the Company was contingently liable for guarantees of indebtedness owed by third parties, including certain variable interest entities, in the amount of $632 million. Fixed charges for these contingent liabilities have not been included in the computation of the above ratios, as the amounts are immaterial and, in the opinion of management, it is not probable that the Company will be required to satisfy the guarantees. The interest amount in the above table does not include interest expense associated with unrecognized tax benefits.